January 5, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Mail Stop 6061
100 F Street, N.E.
Washington D.C. 20549
Attn:  Jeffrey P. Riedler, Assistant Director
          Division of Corporation Finance

Re:                               Acorda Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-128807

Dear Ladies and Gentlemen:

On behalf of Acorda Therapeutics, Inc. (the “Company”), we are responding to the Staff’s letter dated December 19, 2005, relating to the Company’s Registration Statement on Form S-1.  The Company is filing pre-effective Amendment No. 2 to the Registration Statement with this response letter.  All page numbers in our responses refer to Amendment No. 2.  Further, for the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.                                       Please disclose separately your Zanaflex tablet and capsule sales since you do not market the Zanaflex tablets.

The requested revision to the disclosure has been made at page 36.

Critical Accounting Policies and Estimates, page 52

2.                                       We acknowledge your responses to comments 16 and 17.  Please disclose the following:

•                  Whether a time lag exists in obtaining the end-user prescription data from NDC Health and whether, historically, you have experienced a significant revenue adjustment as a result of that time lag and how you recorded any such adjustment in your financial statements;

•                  The frequency and type of data that you receive from your wholesale customers and whether you then use that data to perform your own analysis of wholesaler out-movement; and

•                  Whether and how often you prepare internal demand reconciliations based on your data regarding inventory in the distribution channel.

The requested revision to the disclosure has been made at page 55.

3.                                       With regard to response 19, please clarify for us how you can estimate product returns, as your sell-through revenue recognition policy is predicated on the fact that you cannot reasonably estimate those returns.  Additionally, please disclose the amount of sales returns that you have recorded within cost of sales for each statement of operations period presented and further clarify your accounting treatment, specifically your assertion that the return amounts represent a reduction of inventory.

                           The Company believes that it cannot reasonably estimate its product returns for either Zanaflex tablets or Zanaflex Capsules and accordingly it does not believe it meets the criteria pursuant to the guidance in Statement 48 and SAB 104 to recognize revenue upon shipment.  We refer the Staff to the Company’s response to comment 16 from its letter dated November 29, 2005.

                           The Company believes there is a range of potential product returns of 25 to 35 percent for Zanaflex tablets and two to eight percent for Zanaflex Capsules.  Management developed this expectation considering many factors, including the level of generic competition, the fact that Zanaflex Capsules is a direct competitor of Zanaflex tablets, historical return rates of Zanaflex tablets prior to its acquisition by the Company and industry data on generic and patented product returns.  However, given the Company’s limited experience with the selling of commercialized products, this range represents its best estimate but it is subject to revision as management’s experience with these products expands.  The Company believes this range of possible returns is far too wide to be considered a “reasonable” estimate of product returns to meet the revenue recognition criteria pursuant to the guidance in Statement 48 and SAB 104.  While developing its revenue recognition policy, the Company considered the guidance in SAB 104 Question 5, specifically the Staff’s comments that it is inconsistent with the provisions of Statement 48 to defer revenue based on the upper end of a wide range of potential return rates.

Although the Company does not believe it meets the threshold to recognize revenue upon shipment, it does acknowledge that it will receive some level of product returns.  The Company also understands that it will recognize a loss upon the product return since the Company’s returns policy states that it will only accept product returns if the product is within six months of expiration and 12 months after expiration.  The Company does not resell the returned product.  The Company considered the guidance in Statement 5 regarding the recognition of a loss when it is probable and can be estimated.  The Company believes that it has met the criteria in Statement 5 to recognize a loss for the cost basis of the product that will be returned utilizing the low end of its best estimate of the potential range of returns.  The Company has recorded $144,440 and $223,425 of Statement 5 related inventory cost basis reserves for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively.  These amounts are recorded as a charge to cost of goods sold and a reduction of inventory.

4.                                       We acknowledge your response to comment 20.  Per your disclosure herein and on page F-16, we continue note that you anticipate that approximately $2.5 million and $3.6 million of the product you recorded as deferred revenue as of September 30, 2005 and December 31, 2004 have a high likelihood of return.  Please clarify whether you have charged cost of goods sold for the related amounts for each statement of operations presented and, if not, please tell us where you recorded the offset to the deferred revenue amounts.

The Company charged cost of goods sold for the cost of all short-dated inventories shipped that have a high likelihood of return.  This charge amounted to $67,524 for the year ended December 31, 2004 and $15,630 for the nine months ended September 30, 2005.  These amounts were recorded as a charge to cost of goods sold and a reduction of inventory.

Business - page 56

Cornell Research Foundation, Inc. - page 76

5.                                       We note your response to comment 23.  We believe minimum royalty provisions are material terms that must be disclosed in the registration statement.  Therefore, these terms are not appropriate for confidential treatment.  Please revise to disclose the minimum royalty provisions under your agreement with Cornell Research Foundation in the registration statement.

The requested revision to the disclosure has been made on page 79.

Report of Independent Registered Public Accounting Firm, page F-2

6.                                       With regard to response 30, as well as the language that precedes your independent accountant’s report, please confirm for us that the 1 for 1.3 reverse stock split will become effective prior to the closing of your initial public offering.  Additionally, please then amend your registration statement to include a final, dual-dated report from your independent accountants, inclusive of an updated consent report, and remove all references and disclosures in the document that reflect that you have yet to finalize the reverse stock split.

The Company will amend its registration statement to include a final, dual-dated report from its independent accountants, inclusive of an updated consent report, and it will update the document to reflect the final approved reverse stock split.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

7.                                       In order to better allow a reader to understand your financial statements, please disaggregate inventory into amounts held for sale by you and amounts held by wholesalers.

The requested revision to the disclosure has been made at page F-3.

Consolidated Statements of Operations, page F-5

8.                                       Please classify amortization of the intangible asset related to Zanaflex as cost of sales, as the asset relates to an acquired developed product.  Additionally, please disclose the gross amount of your intangible assets at each balance sheet date.

The Company has reclassified the amortization of the intangible asset to be included within cost of sales.  The gross amount of our intangible assets at each balance sheet date is disclosed in footnote 15 to the consolidated financial statements.

Consolidated Statements of Cash Flows, page F-11

9.                                       Please reconcile for us the following: 1) payments made or due to Elan of $6.5 million, as discussed on page 35; 2) cash payments on the statement of cash flows of $6.5 million ($3.5 million for the year ended December 31, 2004 and $3.0 million for the nine months ended September 30, 2005); and 3) the $3.75 million payable to Elan as of September 30, 2005.  It appears that the cash payments of $6.5 million plus the $3.75 million payable to Elan would result in an intangible asset of $10.25 million.  Non-cash transactions should not be reported on the statement of cash flows.

The Company has revised its statement of cash flows to reflect cash payments of $2,000,000 and accruals of $1,500,000 for the year ended December 31, 2004 and cash payments of $750,000 and accruals of $2,250,000 for the nine months ended September 30, 2005.  These total the payments made or due to Elan of $6.5 million as of September 30, 2005.

Notes to Consolidated Financial Statements

(15) Zanaflex Asset Purchase Agreement, page F-44

10.                                 The disclosure on page F-17 states that the $4.1 million is reflected as cost of sales.  This does not appear to be true according to your statement of operations for the applicable period.  Please revise as necessary

The Company has revised its disclosure on page F-17.

11.                                 We acknowledge your response to comment 34, as well as your submission to Carol Stacey, Chief Accountant of the Division’s Office of Chief Accountant, dated November 29, 2005.  Pending the outcome of your waiver request, we continue to believe that your purchase of the Zanaflex assets represents a business under Regulation S-X 210.11¬01(d)(1) and request that you provide the financial statements required under Regulation S-X 210.3-05(b).

The Company is in agreement that its purchase of the Zanaflex assets represents a business under Regulation S-X 210.11-01(d)(1).  In correspondence dated December 16, 2005, the Company has been notified by Todd E. Hardiman, Associate Chief Accountant of the Division’s Office of Chief Accountant, that the Staff will not object to the Company presenting audited Statements of Revenue and Direct Expenses of the acquired product line for the year ended December 31, 2003 and for the period January 1, 2004 through the acquisition date in July 2004 in satisfaction of Rule 3-05 of Regulation S-X.  The Company will provide these statements as soon as they become available.

The Company would very much appreciate the Staff’s prompt review of this amendment.  Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet

Ellen B. Corenswet